UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Taiwan Greater China Fund

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

874037104

(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 874037104	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,015,827
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,015,827
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,015,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.58%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 874037104	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,015,827
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,015,827
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,015,827
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.58%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 874037104	13D	Page 4 of 7 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2009 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Taiwan Greater China Fund , a Massachusetts business trust (the “Fund”).  This Amendment No. 1 amends Item 5 and Item 7 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 3,015,827 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 25.58 % of the 11.788  million Shares outstanding as of December 30, 2008, as reported by the Fund. As of the date hereof, EWF, IEM, BMI, FREE, PLUS, and the Segregated Accounts owned directly 362,798, 364,279, 141,160, 305,556, 56,039, and 1,785,995 Shares, respectively, are representing approximately 3.07%, 3.09%, 1.20%, 2.59%, 0.48%, and 15.15%, respectively, of the 11.788 million Shares outstanding as of December 21, 2009, as reported by the Fund at the completion of the tender.

The resulting ownership in excess of 3% of the outstanding voting shares of the Fund by EWF, and IEM, respectively, resulted from a share buy-back program instituted by the Fund which had the effect of reducing the total amount of the Fund's voting shares outstanding, and not as a result of a direct purchase or acquisition of Fund shares by EWF, and IEM.  Such ownership in excess of 3% of the Fund's shares by EWF, and IEM is therefore specifically exempted from Section 12(d)(1)(A) of the Investment Company Act of 1940.

(c).  Information with respect to all transactions in the Shares beneficially owned by the reporting Persons that were effected during the past 60 days is set forth below:

N / A

(d). Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract,

CUSIP No. 874037104	13D	Page 5 of 7 Pages

arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

See Letter dated April 21, 2010 attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  April 22, 2010

CITY OF LONDON INVESTMENT GROUP PLC

/ s /Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

/ s /Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CUSIP No. 874037104	13D	Page 6 of 7 Pages

Exhibit A

April 21, 2010

Mr. Pedro-Pablo Kuczynski
Chairman of the Board of Trustees
Taiwan Greater China Fund
111 Gillett Street
Hartford, CT  06105

Dear Mr. Kuczynski,

Thank you for your letter of January 15, 2010.  Mr. Olliff asked me to respond on his behalf.

We have engaged in a dialogue with representatives of Taiwan Greater China Fund over the years that City of London Investment Management Company Limited (“CoL”) has been an investor.  These discussions have included both performance-related topics with the Fund’s investment management team and, separately, corporate governance issues with members of the Board of Directors.  Although we have had the opportunity to have input, we do not feel that in the end we have really been listened to in a number of different ways.  It might be instructive to outline what was discussed in August of last year as a way to illustrate the point that the Board of Directors has not actually responded to our concerns.

CUSIP No. 874037104	13D	Page 7 of 7 Pages

The first point we made in August was that the customized benchmark does not provide clarity.  It is the Board’s responsibility, not the investment manager’s, to select the benchmark, and we said that changing the benchmark to suit the investment process made no sense.  We said at the time, and would still contend, that we believe the Board should rely upon a consistent means of measuring the manager over an extended period. Maintaining multiple benchmarks does not solve the issue, either. Rather, it provides the opportunity for the manager to sidestep accountability for performance when he can simply point to the index against which the Fund fared best. It could be argued that using a variety of benchmarks undermines the credibility of a fund which, in turn, could contribute to the widening of the discount.

The second (and, in our view, most significant) point made by CoL was that we expected the Board to be focused on narrowing the discount.  We made the point that the proposed rights offering came out of the blue, and said that the fact that it was being suggested at a point where the discount was wide was certainly not acceptable.  We said that to present to the marketplace a tender on the one hand, and a rights offering on the other hand, was potentially “mischievous.”

The third point we made that day in August was to say that passing the investment management contract to the investment manager for no fee was not an action that CoL could support.  We said that “we are at the point where this is one step too far,” and said that “things are not changing for the better.”

The response we received was that the Board views interval status as a threat to the long-term viability of the Fund, and that the Board isn’t sure how to narrow the discount.  In the face of that, the conversion to an open-end investment company seems a logical step.

CoL is a significant and long-term investor in the Taiwan Greater China Fund.  Your suggestion that we would be well-served by beginning to “sell down [our] considerable position in the fund” rather than to hold the Board of Directors accountable for the Fund’s corporate governance, and thus by extension the management of the discount level, is not, in our opinion, constructive.  For these reasons we intend to vote in favor of the binding resolution to convert the Trust into an open-end investment company.

Sincerely,

Jeremy Bannister